EMGOLD MINING CORPORATION

Suite 1010 – 789 West Pender Street

Vancouver, B.C. V6H 1H2

www.emgold.com

June 1, 2016

TSX Venture Exchange: EMR

OTC: EGMCF

Frankfurt Stock Exchange: EMLN

EMGOLD AMENDS BUCKSKIN RAWHIDE EAST LEASE AGREEMENT

Obtains US$175,000 in Quarterly PaymentS

Emgold Mining Corporation (EMR: TSX-V) ("Emgold" or the "Company") is pleased to announce that the Buckskin Rawhide East Lease Agreement (the “Lease Agreement”) with Rawhide Mining LLC (“RMC”) has been amended. In the original Lease Agreement, as outlined in Emgold’s August 21, 2014 press release, RMC was to complete US$500,000 in exploration activities at the Buckskin Rawhide East Property (the “Property”) by the third anniversary of the Lease Agreement, or June 1, 2016. To date, RMC has completed US$325,000 in exploration activities on the Property.

RMC and Emgold have mutually agreed to amend the original Lease Agreement whereby RMC can pay Emgold US$175,000, in seven quarterly payments of US$25,000, starting June 1, 2016, to keep the Lease Agreement in good standing. These payments, if made, will be in lieu of completing the additional US$175,000 in exploration work required in the original Lease Agreement. The proceeds of these payments will be used by Emgold for general working capital.

Emgold is a junior gold exploration and project development company that has several exploration properties located in the western U.S. and Canada. These include the Buckskin Rawhide East, Buckskin Rawhide West, and Koegel Rawhide gold properties located in Nevada and the Stewart and Rozan poly-metallic properties located in British Columbia.

On behalf of the Board of Directors
David G. Watkinson, P.Eng.
President & CEO

For further information please contact:
Tel: 530-271-0679 Ext 101
Email: info@emgold.com

This release was prepared by the Company's management. Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com. Statements with respect to the use of proceeds of the disposition may be "forward-looking statements" within the meaning of applicable securities laws. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in or that may be inferred from the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include metal prices, economic uncertainties in the world, exchange rates, exploration success, ability of the company to raise fund to advance its projects, and other factors beyond the control of the Company. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. The Company does not intend to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by law.